UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                                FORM 11K


                  Form N-SAR   SEC File Number 1-6071
                  FOR THE PERIOD ENDED APRIL 25, 1997



PART I - REGISTRANT INFORMATION:

RYMER FOODS INC.
Incorporated in the State of Delaware
IRS Employer Identification No. 36-1343930
4600 South Packers Avenue
Suite 400
Chicago, Illinois 60609
(773) 927-7777

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)

X    (a) The reasons described in reasonable detail in Part III of  this
form could not be eliminated without ---     unreasonable    effort   or
expense;

X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, --- Form N-SARA, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's  statement or other  exhibit required by  Rule
12b-25(c) has been attached if     applicable.

PART III - NARRATIVE

Additional time is required to complete the preparation and audit of the subject 11K report as the result of the holding Company's Chapter 11 filing on July 8, 1997. Accordingly, the registrant is unable to timely file its Form 11-K due on July 25, 1997.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Edward M. Hebert
Senior Vice President ,Chief Financial Officer and Treasurer
(773) 927-7777

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchanges Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed?  If answer is no, identify report(s).                ___X___  Yes
_____      No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?    ______     Yes       __X___      No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            RYMER FOODS INC.
              (name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     July 25, 1997            By:  /s/ Edward M. Hebert

                         Title:         Senior   Vice  President,  Chief
                                         Financial Officer and Treasurer